CONFORMED COPY


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459
                             ----------------------

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                November 13, 2002
                                -----------------

                                  ENDESA, S.A.
             (Exact name of registrant as specified in its charter)


                            Principe de Vergara, 187
                               28002 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                  Form 20-F X                         Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                                 No X

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A



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  ENDESA Cogeneracion y Renovables Will Commission Two Wind Parks in
        Teruel -Spain- With a Total Investment of Euro 21.5 M

    NEW YORK--(BUSINESS WIRE)--Nov. 13, 2002--ENDESA (NYSE:ELE) Cogeneracion y Renovables S.A. (Ecyr), through its 73.6%-owned subsidiary Explotaciones Eolicas El Puerto, S.A., will commission, next December, two wind parks in the Spanish province of Teruel with a total capacity of 25.08 MW and a total investment of Euro 21.5 million.
    The construction project for both wind parks contemplates the installation of 38 AE-46/I generators built by MADE (ENDESA's wholly-owned subsidiary) that will provide an estimated annual output of 61,220 MWh. They are expected to become fully operational in mid December.
    ENDESA Cogeneracion y Renovables, S.A. will manage the company that operates the wind parks and provide technical assistance. This project adds to ENDESA's current total capacity of 700 MW in wind parks.


    CONTACT: ENDESA Cogeneracion y Renovables, S.A.
             North America Investor Relations Office, New York
             Jacinto Pariente, 212/750-7200
             jpariente@endesa.es



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ENDESA, S.A.

Dated: November 13, 2002                    By:________________________
                                            Name: Jacinto Pariente
                                            Title: Manager of North America
                                            Investor Relations



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